October 2, 2008

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:  Adams Resources & Energy, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 31, 2008
        File No. 1-07908

Dear Mr. Hiller:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated September 18, 2008 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”).  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

We respectfully submit that, as our responses below indicate, we do not believe that an amendment to the 2007 Form 10-K is necessary or should be required in connection with the staff’s comments.  We plan to adjust disclosures in future filings as noted in this response letter.

COMMENT 1:

Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis, page 16
Liquidity and Capital Resources, page 21

We note your disclosure stating that management “generally balances” the cash flows needed for investment activities with cash from operations.  However, although you state that during 2007, 2006 and 2005, cash provided by operating activities totaled $9,210,000, $29,245,000 and $19,945,000, you provide no discussion of your balancing efforts; no explanation of why such efforts did not achieve balance with investing cash flows for 2007 and 2006; and no analysis of the underlying reasons for the significant changes in your net cash from operations.

We also note that while you present a tabulation of various amounts in computing a measure you label “cash available for (drawn from) other uses,” you provide no discussion indicating why you believe this measure is meaningful.  Since the measure is based on net earnings with no adjustment for the effects of accrual accounting in the working capital accounts, we do not believe it is properly identified as cash.

Please modify your disclosures concerning the effects of operating and investing cash flows on your liquidity to comply with Item 303(a) (1) of Regulation S-K, Instruction 5 to paragraph 303(a) of Regulation S-K and FRC 501.13, 13.b and 13.b.1.  Please also utilize a different label for your non-GAAP measure, one which is representationally faithful, and provide the disclosures required under Item 10(e) of Regulation S-K.

Response 1

The intent of our tabular presentation was to reduce verbiage while illustrating our basic management philosophy of using cash generated from operations to fund our investing activities.  In addition, we intended to identify what we consider to be the key components of cash flow, and show that our discretionary investments in property and equipment have been maintained in balance with these key components.  We did not intend to introduce a non-GAAP measure into our discussion, but rather provide a basic illustration that we were generally accomplishing our basic philosophy.

Your comment suggests that our intent was not clear.  Therefore, beginning with our filing on Form 10-Q for the quarterly period ended September 30, 2008, we propose to delete the first paragraph in this section and delete the accompanying table and replace it with narrative discussions of cash flows from operating, investing and financing activities.  Had we made these changes to the filing on the 2007 Form 10-K referenced above, the revised discussion would have appeared substantially as follows:

“Liquidity and Capital Resources

The Company’s liquidity primarily derives from net cash generated from operations, which was $9,201,000, $29,245,000 and $19,945,000 for the years ended December 31, 2007, 2006 and 2005, respectively.  Changes in cash from operations for these three years have been primarily driven by changes in working capital.  These working capital changes are timing differences that occur in the ordinary course of business, and are not expected to have a significant impact on overall liquidity.  As of December 31, 2007 the Company had no bank debt or other forms of debenture obligations.  Readily available cash deposits, totaled $23,697,000 as of December 31, 2007, and are maintained in order to meet the timing of day-to-day cash needs.  Working capital, the excess of current assets over current liabilities, totaled $50,572,000 as of December 31, 2007.  Management believes current liquidity, together with expected cash to be generated from operations, will be sufficient to meet Company’s expected short-term and long-term liquidity needs.

The Company utilizes cash from operations to make discretionary investments in its oil and gas exploration and marketing and transportation businesses, which comprise substantially all of the Company’s investing cash outflows for each of the past three years.  The Company does not look to proceeds from property sales to fund its cash flow needs.  However, during 2007, the Company did receive net proceeds of $14,954,000 related to the sale of oil and gas properties.  Such sale was made due to attractive pricing.  Currently, the Company does not plan to make significant dispositions of its oil and gas properties in the future, but certain oil and gas interests may be disposed of periodically as business conditions warrant.  Except for a total of $6.2 million in operating lease commitments for transportation equipment (see below) the Company’s investments can be readily curtailed if operating cash flows contract.

Historically, the Company has paid an annual dividend in the fourth quarter of each year, and management has no current plans to discontinue this practice.  The most significant item affecting future increases or decreases in liquidity is earnings from operations and such earnings are dependent on the success of future operations (see Item 1A Risk Factors).  While the Company has available bank lines of credit (see below) management has no current intention to utilize such lines of credit or issue additional equity.”

COMMENT 2:

Critical Accounting Policies and Use of Estimates, page 24
Fair Value Accounting, page 24

2.
We note your disclosure stating that you enter into forward contracts that are required to be recorded at fair value in accordance with SFAS 133; and that under mark-to-market accounting, “significant levels of earnings” are recognized in the period of contract initiation, rather than the period when the service is provided and title passes to the customer.  Please tell us your approach to valuing these contracts and locking in a margin at initiation for settlement at a future date; include details sufficient to understand the source of the margins secured at inception (e.g. pricing differences based on quantities purchased relative to quantities sold; transportation differentials for differences in purchase and delivery points; value added in servicing accounts), and explain how these are correlated with the risks of contract execution.  Please also clarify whether you’re relying on the guidance in paragraph 9 of EITF 02-3, and explain your rationale.

Response 2

Underlying the mark-to-market calculation for physical crude oil and natural gas contracts is the fact that all volumes purchased, shipped and then sold have to be balanced and scheduled for shipment prior to the upcoming month of physical flow.  For example, for January 2008 physical movements, in December 2007 and prior we had entered into commodity purchase and sales contracts.  During the last week of December, estimated January purchase and sales volumes were nominated for shipment on third party pipelines.  The pipelines require that purchase and sales volumes stay in balance with re-balancing occurring as actual volumes vary from nominations.  At the end of December, we also ensured that our 2008 volumes purchased and sold under fixed price contracts were in balance and that volumes purchased and sold under index contracts were also in balance.  Importantly a consistent procedure to ascertain market prices based on published prices or other observable inputs has been established for each location and all buy contracts and all sales contracts are marked-to-market using the same price by location and product type.  So in our example, at the close of business on December 31, 2007, all forward commodity contracts, both purchases and sales, for delivery in 2008 were marked based on observable inputs and a consistent methodology.  Purchase and sale fixed price volumes as well as purchase and sale index priced volumes are in balance and marked-to-market by location and product type.  The fair value adjustment for each purchase or sales contract is then summed with the resulting total recorded as of December 31, 2007 and changes in value recorded in the Statement of Operations.  Importantly, on the reporting dates, purchase and sales volumes must be in balance and both purchases and sales are marked to the same published prices or other observable inputs of market value by location and product type.

Our margins result because we act as a middleman between oil and gas producers and the end user.  The price differential between the acquisition cost at the wellhead relative to the obtained price at market delivery points, less the costs associated with delivering the product, produces such margins.  The Company’s customers generally do not have the systems and personnel in place to handle shipping and accounting for product as it leaves the wellhead.  We generally deal with smaller quantities and a wide variety of independent producers and end markets.  Factors such as location and product quality also come into play to provide margin opportunity.

For financial contracts such as swaps and NYMEX positions, on the date of contract initiation such contracts are by definition at the market based on quoted market prices in active markets.  As of each reporting date, however, such contracts are marked-to-market based on period end quoted market prices in active markets.

With respect to paragraph 9 of EITF 02-3 we only enter into energy contracts where we are able to calculate unrealized gains or losses at inception based on quoted market prices or based on other observable current market transactions with similar terms and counterparties.  Substantially all forward contracts are for one month in duration or fall within a six-month to one-year term with no contracts extending longer than three years in duration.  All transactions occur in active liquid commodity markets.  Therefore we believe we are in compliance with the requirements of this standard which allows for gain/loss recognition, at inception, when the fair value of the derivative instrument is derived from a quoted market price in an active market or is based on a valuation technique for which all but an insignificant amount of the inputs constitutes observable market data.

We believe that our disclosure in our SEC filings is adequate with respect to this accounting policy, and would respectfully request that the staff concur with no changes to our disclosure.

COMMENT 3:

Financial Statements, page 29
Note 1 – Summary of Significant Accounting Policies, page 35
Revenue Recognition, page 36

3.
We note your disclosure stating that a significant portion of your crude oil purchases and sales qualify and have been designated as normal purchases and sales; and are therefore primarily recorded on a gross revenue basis in your financial statements.  We recognize your characterization of such contracts as pertaining to the guidance in paragraph 10(b) of SFAS 133.  However, it is unclear how your decision to not recognize the derivative instruments in advance of settlement concludes on the question of gross or net reporting.  Tell us your rationale for reporting contracts that you believe qualify as normal purchases and sales on a gross revenue basis, and explain why purchases and sales associated with your natural gas marketing activities do not qualify for this exception; it should be clear how your conclusions are consistent with the guidance in EITF 99-19 and EITF 02-3.

Response 3

Within our marketing operation, all of our crude oil and natural gas commodity purchase and sale contracts are derivative instruments under SFAS No. 133 and therefore are subject to mark-to-market accounting except where we have made an election to consider such contracts as normal purchase and sale.  We have made this election for qualifying crude oil contracts only.  The distinction being that in our crude oil operation, we maintain a fleet of 82 tractor-trailer rigs and over 50 pipeline inventory locations or injection stations as well as storage and dockage space along the intercoastal water way of Texas and Louisiana (see page 1 of the Form 10-K).  As of December 31, 2007, our crude oil operation consisted of 99 truck drivers, 23 field personnel and 33 managerial, sales and accounting personnel.  In sum, we have an extensive physical presence supporting the crude oil purchase and sale operation and our business activities include actual physical delivery of crude oil.

In contrast, the natural gas business has 13 office personnel and no physical assets except office equipment and computer systems.  Further and unlike crude oil, natural gas volumes are commonly traded on an intra-month or daily basis during the month of delivery.  This is because unlike monthly balancing for crude oil, the industry requires daily balancing for natural gas volumes and today’s weather and other interruptions in supply and demand create trading opportunities.  Accordingly, all of our natural gas derivative contracts are marked-to-market, and qualify as trading activities as defined in SFAS No. 115.  Accordingly, net accounting treatment in our statement of operations is appropriate under EITF 02-3.

The majority of our crude oil contracts are designated as non-trading and the Company elects the normal purchase and sale exemption where qualified.  As EITFs 02-3 and 03-11 are not applicable to such contracts, the Company defers to EITF 99-19 to evaluate the gross or net presentation of these contracts.  We believe that gross revenue reporting is sustained based on the following consideration of EITF 99-19:

1.	All activity involves the sale of domestic crude oil denominated in U.S. dollars.

2.
Crude oil is purchased from a wide variety of independent producers and transported through our truck, barge or pipeline station facilities for physical delivery to the refining industry.  All product movements are documented by a truck crude oil run ticket (bill of lading equivalent), a pipeline meter ticket or a barge lifting statement.

3.	The time frame between contract inception and delivery is compact with most contracts being for a 30-day period or a 6-month term obligation.

4.
Title to the product transfers when loaded on the truck at the wellhead and does not pass to the end customer until they take receipt at a specified physical pipeline location or barge dock.  Risk of loss for shrinkage and spills remain with the Company pending physical delivery to the customer.

5.
Settlement for purchases from producers and sales to refiners is on a gross basis and credit risk resides with the Company.  As of December 31, 2007, accounts receivable from our crude oil marketing operation totaled $168,437,000.

6.
The Company maintains crude oil inventory for in transit products and retains inventory risk for this product.  At December 31, 2007, crude oil inventory totaled $12,437,000.  See page 35 of the Form 10-K.

7.
The Company maintains latitude in establishing price and all volumes are shopped to obtain the best competitive price.  We also aggregate supply as well as segregate supply by grade of crude oil, in order to obtain the best possible price.

Your comment suggests that disclosure of our revenue recognition policy was not entirely clear.  Therefore, in future filings (beginning with the filing on Form 10-Q for the quarterly period ended September 30, 2008), we propose to enhance our policy discussion as follows:

Revenue Recognition

Commodity purchase and sale contracts utilized by the Company’s marketing businesses qualify as derivative instruments under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

All natural gas, as well as certain specifically identified crude oil purchase and sale contracts are designated as trading activities under the guidance provided by SFAS No. 115, “Accounting for Certain Debt and Equity Securities.”  From the time of contract origination, such contracts are marked-to-market under SFAS No. 133 and recorded on a net revenue basis in the accompanying financial statements in accordance with Emerging Issues Task Force (“EITF”) 02-03 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.”

Substantially all crude oil and refined products purchase and sale contracts qualify and are designated as non-trading activities and the Company accordingly elects the normal purchases and sales exception under SFAS No. 133.  For normal purchase and sale activities, the Company’s customers are invoiced monthly based upon contractually agreed upon terms and revenue is recognized in the month in which the physical product is delivered to the customer.  Such sales are recorded gross in the financial statements based on the guidance provided by EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Certain crude oil contracts may be with a single conterparty to provide for similar quantities of crude oil to be bought and sold at two different locations.  These contracts are entered into for a variety of reasons, including effecting the transportation of the commodity, to minimize credit exposure, and to meet the competitive demands of the customer.  Consistent with the requirements of EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty,” these buy/sell arrangements are reflected on a net revenue basis in the accompanying financial statements.

Transportation customers are invoiced, and the related revenue is recognized as the service is provided.  Oil and gas revenue derived from the Company’s interests in producing oil and gas wells is recognized as title and physical possession of the oil and gas passes to the purchaser.

Conclusion

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have additional questions at 713-881-3673.

Sincerely,

Richard B. Abshire
Vice President – Finance

cc: Tracie Tower

data/word/2008SEC/letterSEC200710-K